UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

ATAI Life Sciences N.V.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

N0731H103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N0731H103

(1)	Names of reporting persons: Galaxy Group Funding (ECI) (U) LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 10,796,736
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 10,796,736

(9)	Aggregate amount beneficially owned by each reporting person: 10,796,736
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 6.7%
(12)	Type of reporting person (see instructions): OO

CUSIP No. N0731H103

(1)	Names of reporting persons: Galaxy Group Investments LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 10,796,736
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 10,796,736

(9)	Aggregate amount beneficially owned by each reporting person: 10,796,736
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 6.7%
(12)	Type of reporting person (see instructions): OO

CUSIP No. N0731H103

(1)	Names of reporting persons: Michael E. Novogratz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 10,796,736
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 10,796,736

(9)	Aggregate amount beneficially owned by each reporting person: 10,796,736
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 6.7%
(12)	Type of reporting person (see instructions): IN

Item 1(a). Name of issuer:

ATAI Life Sciences N.V. (the “Issuer”)

Item 1(b). Address of issuer’s principal executive offices:

ATAI Life Sciences N.V. c/o Mindspace

Krausenstraße 9-10

Berlin, Germany

Item 2(a). Name of person filing:

This Schedule 13G is being filed by: (i) Galaxy Group Funding (ECI) (U) LLC, a Delaware limited liability company (“GGF”), (ii) Galaxy Group Investments LLC, a Delaware limited liability company (“GGI”), and (iii) Michael E. Novogratz (all of the foregoing, collectively, the “Reporting Persons”). GGF is the holder of record of the Common Shares reported in this Schedule 13G. GGI is the manager of GGF and Michael E. Novogratz is the manager of GGI. GGI and Michael E. Novogratz may be deemed to share beneficial ownership of the Common Shares held of record by GGF.

Item 2(b). Address of principal business office or, if none, residence:

The principal business office of the Reporting Persons is:

107 Grand Street, 7th Floor

New York, NY 10013

Item 2(c). Citizenship:

GGF and GGI are limited liability companies organized in Delaware.

Michael E. Novogratz is a United States citizen.

Item 2(d). Title of Class of Securities:

Common Shares, par value €0.10 per share (“Common Shares”)

Item 2(e). CUSIP No.:

N0731H103

Item 3.

Not Applicable.

Item 4. Ownership

The ownership information below represents beneficial ownership by the Reporting Persons of the Common Shares of the Issuer as of December 31, 2021, based upon 160,297,952 Common Shares outstanding as of November 1, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 15, 2021.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.

EXHIBIT INDEX

Exhibit No.	Document

99.1	Joint Filing Agreement, dated February 22, 2022, among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Galaxy Group Funding (ECI) (U) LLC

February 22, 2022	By:	/s/ Vincent Barbuto
	Name:	Vincent Barbuto
	Title:	Chief Financial Officer

Galaxy Group Investments LLC

February 22, 2022	By:	/s/ Vincent Barbuto
	Name:	Vincent Barbuto
	Title:	Chief Financial Officer

February 22, 2022	By:	/s/ Michael E. Novogratz
	Name:	Michael E. Novogratz

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)